Exhibit (a)(5)(C)

NEWS RELEASE

December 23, 2014

KOCH INDUSTRIES, INC. COMPLETES PURCHASE OF
OPLINK COMMUNICATIONS, INC.

WICHITA, KAN. – Koch Industries, Inc. and Oplink Communications, Inc. (NASDAQ: OPLK) announced today that Koch Industries’ wholly owned subsidiary Koch Optics, Inc. completed its tender offer to purchase all issued and outstanding shares of common stock of Oplink at a price of $24.25 per share and that Koch Optics has merged with and into Oplink, effective as of December 23, 2014.

The tender offer expired at 12:00 midnight, New York City time, on Monday, December 22, 2014, and was not extended.  The depositary for the tender offer advised Koch Optics that, as of the expiration of the tender offer, a total of 14,701,501 shares were validly tendered and not withdrawn in the tender offer, representing approximately 83.8% of Oplink’s outstanding shares.  Koch Optics has accepted for payment all shares tendered in the tender offer.

Koch Optics and Oplink subsequently completed the merger without a vote or meeting of Oplink’s shareholders, with Oplink surviving the merger as a wholly owned subsidiary of Koch Industries.  Oplink shares ceased trading on the NASDAQ Global Market prior to the opening of the market on December 23, 2014.

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About Oplink Communications, Inc.

Oplink, headquartered in Fremont, California, is a leading provider of optical communication components, intelligent modules and subsystems. The company offers advanced solutions in DWDM and CWDM bandwidth creation, optical amplification, switching & routing, wavelength conditioning, monitoring & protection, connectivity and system-level integration, as well as a broad portfolio of optical transceivers for metro WDM, aggregation and access applications. Oplink supplies to global leading and emerging telecommunications, data communications and cable TV equipment makers. Oplink owns multiple research and manufacturing facilities in Asia. To learn more about Oplink, visit its web site at www.oplink.com.

About Koch Industries, Inc.

Based in Wichita, Kan., Koch Industries, Inc. is one of the largest private companies in America with annual revenues of about $115 billion, according to Forbes. It owns a diverse group of companies involved in refining, chemicals, grain processing and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control equipment and technologies; electronic components; commodity trading; minerals; energy; ranching; glass; and investments. Since 2003, Koch companies have invested approximately $65 billion in acquisitions and other capital expenditures. With a presence in about 60 countries, Koch companies employ more than 100,000 people worldwide, with about 60,000 of those in the United States. From January 2009 to present, Koch companies have earned more than 930 awards for safety, environmental excellence, community stewardship, innovation, and customer service.

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Melissa Cohlmia

Managing Director, Corporate Communications

Koch Companies Public Sector, LLC

melissa.cohlmia@kochps.com